SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 17, 2010

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis unveils long-term strategy to grow in a dynamically changing healthcare environment

•                  Cornerstone of Novartis strategy is focus on innovation through most productive R&D program in the industry

•                  Diversified healthcare portfolio addresses key unmet needs including prevention, innovative pharmaceuticals, low cost quality medicines and self-medication providing potential for sustainable growth

•                  Group-wide productivity initiatives expected to improve efficiency in manufacturing, sales, marketing and procurement

Basel, November 17, 2010 — Novartis presented today a strategic overview of the company’s diversified healthcare portfolio which creates the potential for future sustainable growth. The company’s focused healthcare portfolio across key growth segments in healthcare provides Novartis a leading position in the respective market segments.

“Novartis has leading businesses in fast growing segments of healthcare, and by focusing on our strategic priorities we are well positioned to succeed in a rapidly changing healthcare environment,” said Joseph Jimenez, CEO of Novartis. “Novartis remains committed to the core strategy of focused diversification in high-growth healthcare segments. We are leveraging our core competencies in scientific discovery and development to continue driving innovation, growth and productivity across the businesses.”

While healthcare is expected to remain a growth industry well into the future, it also is a rapidly and dramatically changing environment, creating new opportunities and challenges. The aging population and increasing rates of obesity are leading to increased demand for healthcare. However, downward pricing pressures and healthcare reforms will also force companies to adapt their approach to reimbursement and build broader portfolios that can deliver on diverse healthcare needs.

“I believe that Novartis is among the best positioned companies in the industry to leverage this increase in demand and address the needs of patients and payors around the world,” Jimenez added.

The execution of the strategy is built on four elements; firstly the diversified healthcare portfolio provides a robust growth platform through focus on key healthcare growth sectors — Pharmaceuticals, Eye Care, Sandoz, Consumer Health and Vaccines and Diagnostics; Novartis’ industry leading innovation has generated an “innovation premium” to market growth and this is expected to continue with the current pipeline; a greater emphasis on productivity should generate improved profitability leading to strong cash flow returns. Cash flow is expected to drive re-investment for future growth and shareholder returns.

Novartis expects to invest in innovation at the high end of the industry over the next five years, at a time when peers are cutting spending in research and development. In addition, the Group plans to strengthen its commercial position in fast growing emerging markets and develop significant businesses in China, Russia, Brazil and India.

The company expects to continue investments to scale up its businesses for long-term growth, especially in emerging markets, and plans to do so through freeing up working capital as well as increase productivity which will provide the basis to reinvest into innovation and gain greater operating leverage.

Extending the lead in innovation

•                  Sustained research investments targeting areas of greatest patient need and scientific promise to fill unmet medical needs

•                  142 pipeline projects in pharmaceuticals at various stages of clinical development, of which more than 35 percent are in Phase III or registration

•                  Planning for 30 regulatory submissions in pharmaceuticals before the end of 2012

•                  Industry leading vaccines pipeline with several first-in-kind candidates in areas of high unmet need

Novartis continues to lead the industry with more new molecular entity (NME) approvals in Pharmaceuticals in the European Union and the US compared to its peer group. The company continues to invest and expand its early and late stage pipeline through sustained investments and a consistent research strategy to identify therapies to treat or prevent diseases.

The strategy at the Novartis Institutes for Biomedical Research recognizes that many diseases share fundamental molecular pathways, and that even the rarest condition can offer important insights into more common conditions. With more than 55 NMEs in clinical development in the portfolio and a Phase II success rate of nearly 50 percent, continued investments in R&D remain an essential part of the company’s growth strategy.

Novartis has one of the most robust pharmaceuticals pipeline with more than 142 projects in clinical development, of which more than 35 percent are in Phase III or registration. Novartis plans to complete eight regulatory submissions in 2010, with submissions already completed for the single pill combination of Tekturna® and amlodipine for the treatment of hypertension, as well as Lucentis® for visual impairment due to macular edema secondary to retinal vein occlusion (RVO), Afinitor® for the treatment of subependymal giant cell astrocytoma (SEGA) associated with tuberous sclerosis as well as SOM230 in Cushing’s disease in the EU. In 2011 alone, Novartis expects to complete a further 13 regulatory submissions with an additional nine planned for 2012.

Across the other businesses, Novartis has also developed rich innovative portfolios, with the vaccines business showcasing one of the leading pipelines in the industry featuring 17 vaccine candidates in various phases of clinical development.

Accelerating growth

•                  Novartis has leading businesses in growing healthcare segments — pharmaceuticals, eye care, generics, vaccines & diagnostics and consumer health

•                  By 2015 pharmaceuticals specialty and oncology portfolio is expected to account for 75 percent of sales; outcomes-based commercial model expected to increase value for stakeholders

•                  Strengthening leadership in biosimilars and first-to-market launches continue to drive performance in Sandoz

•                  Meningococcal vaccines accelerating growth in vaccines business

Key to offsetting patent expirations is converting the innovation into sales growth. The Novartis pharmaceuticals business plans to continue its portfolio rejuvenation through launches of new medicines, while increasing the percentage of specialty and oncology products in its portfolio, from currently over 65 percent to more than 75 percent of expected pharmaceuticals sales in 2015. In addition to the current or potential launches of new products such as Gilenya™ for relapsing forms of multiple sclerosis, AIN457 in psoriasis and SOM230 for Cushing’s disease, the pharmaceuticals business expects further growth to continue from the expanded use and potential new indications for recently launched products such as Lucentis® for visual impairment due to diabetic macular edema and retinal vein occlusion, Tasigna® for first line use in patients with chronic myeloid leukemia as well as Ilaris® in the treatment of refractory gout.

With its Sandoz generic business Novartis already today has established a leading position in biosimilars with a market share of approximately 50 percent in regulated markets. The growth in biosimilars is expected to increase over the next five years with more than USD 64 billion in biologics sales to go off-patent by the end of that time period. Sandoz is well positioned to extend its leadership in this area while also strengthening its leadership in differentiated generics such as oncology injectables and respiratory. The division’s growth will also be fueled through continued growth in emerging markets and an increased emphasis of first to market launches in the US and EU.

In Consumer Health the group means to strengthen its growth through greater focus on its core brands. The OTC business is expected to expand its portfolio across its core therapeutic areas while the Animal Health unit is aiming to reinforce its category leadership while expanding into areas of unmet medical need in the veterinary field.

Significant growth is also seen for the vaccines business. In the short term this will mainly be driven by the flu and emerging meningococcal vaccine portfolio which include Menveo® and the Novartis vaccine candidate against meningococcal serogroup B. The business has an industry leading early-stage pipeline with vaccine candidates to address high unmet medical needs worldwide. The pipeline holds promising candidates that could provide a new foundation to basic pediatric vaccines as well as address pediatric and other groups unmet needs to protect them from diseases such as group B streptococcus (GBS), respiratory syncytial virus or cytomegalovirus.

Driving productivity to reinvest in innovation and growth

•                  Four key areas identified for productivity improvements across business areas to drive cash flow and increase shareholder return

•                  Group wide review of supply chain, marketing, sales and procurement

The company announced plans to further improve productivity which should further sustain operating leverage and drive greater value creation.

To support further improvement of gross margins, the company is initiating a group wide program to review its manufacturing footprint. The program aims to optimize the network by creating Manufacturing Centers of Excellence to best support the global operations of the group across divisions. In addition, the program aims to optimize the cost structure across divisions and enhance utilization rates at strategic sites to 80 percent of capacity.

With the pharmaceuticals portfolio shifting to a greater percentage of specialty care business, Novartis will continue to optimize its marketing and sales (M&S) spending by re-allocating resources geographically as well as simplifying current processes. M&S spend since 2007 has continually decreased as percentage of sales from 29.2 percent to 25.2 percent of sales as of third quarter 2010. The group has also initiated programs for a more customer centric approach, leveraging resources and portfolios cross-divisionally through key account management and co-promotion of products to better meet the needs of the customers and driving increased value for

Novartis. Further efficiencies are also expected through process simplification and system standardization across the general and administrative areas.

The company further sees the procurement area as an additional major source of continued productivity improvement and savings. By further leveraging the group scale cross-divisionally and implementing global category Centers of Excellence, Novartis expects to free up further resources for re-investment into its pipeline as well as to increase cash flow and shareholder return.

Disclaimer

These materials contain certain forward-looking statements relating to the Group’s business, which can be identified by terminology such as “strategy,” “potential,” “sustainable,” “expected,” “strategic,” “committed,” “continue,” “will,” “pipeline,” “should,” “expects,” “plans,” “planning,” “could,” “means to,” “aiming to,” “seen,” “promising,” “to reinvest,” “should,” “sees,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products, or potential future sales or earnings of the Novartis Group or any of its divisions, business units, or consolidated entities; or regarding potential growth opportunities from the acquisition of a 77% majority ownership in Alcon, Inc. or regarding the potential full acquisition and merger with Alcon; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that such products will achieve any particular revenue levels. Nor can there be any guarantee that the Novartis Group, or any of its divisions, business units, or consolidated entities will achieve any particular financial results. Neither can there be any guarantee that the proposed full acquisition and merger with Alcon will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of either Novartis’ acquisition of a 77% majority ownership in Alcon, Inc., or as a result of the proposed full acquisition and merger with Alcon. In particular, management’s expectations could be affected by, among other things, unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; disruptions from the Alcon 77% implementation, and any potential merger making it more difficult to maintain business and operational relationships, and relationships with key employees; uncertainties regarding actual or potential legal proceedings, including, among others, litigation seeking to prevent the full acquisition and merger from taking place, product liability litigation, litigation regarding sales and marketing practices, government investigations and intellectual property disputes; competition in general; government, industry, and general public pricing and other political pressures; uncertainties regarding the after-effects of the recent global financial and economic crisis; uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new pharmaceutical products; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2009, the Group’s continuing operations achieved net sales of USD 44.3 billion, while approximately USD 7.5 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100.000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: November 17, 2010	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting